8/8

02049310

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Free State Development & Investment Corp. Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 21 2002
THOMSON FINANCIAL

FILE NO. 82- 296 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 8/16/02

FREE STATE DEVELOPMENT AND INVESTMENT CORPORATION LIMITED

ANNUAL REPORT 2002

Free State Development and Investment Corporation Limited

(Reg. No. 1944/016931/06)

(Incorporated in the Republic of South Africa)

Annual financial statements – 31 March 2002

CONTENTS

DIRECTORATE AND ADMINISTRATION

Directors

V G Bray (Executive Chairman)
J F Brownrigg (Non-Executive Director)
H C Buitendag (Executive Director)
R B Kebble (Non-Executive Director)
G W Poole (Non-Executive Director)
S Tainton (Non-Executive Director)

Registered office and secretary

P B Beale (Mrs)
28 Harrison Street
Johannesburg, 2001

Postal address:
PO Box 11165, Johannesburg, 2000
Telephone: +2711 688 5100
Facsimile: +2711 834 9195

London secretaries

JCI (London) Limited
6 St James's Place
London, SW1A 1NP
England

Transfer secretaries

Computershare Investor Services Limited
8th Floor
11 Diagonal Street
Johannesburg, 2001

Postal address:
PO Box 1053, Johannesburg, 2000

United Kingdom Registrars

Capita IRG Plc
Balfour House
390-398 High Road
Ilford
Essex, IG1 1NQ
England

Sponsor

Investec Bank Limited
100 Grayston Drive, Sandown
Sandton, 2196

Bankers

Standard Bank of South Africa Limited
Johannesburg Branch
86 Commissioner Street
Johannesburg, 2001

Investor Relations

Contact person: George Poole
Telephone: +2711 688 5000
Facsimile: +2711 834 9195
e-mail: gpoole@jci.co.za
28 Harrison Street
Johannesburg, 2001
(PO Box 11165, Johannesburg, 2000)

CHAIRMAN'S REVIEW

During the past year, the low level of exploration and mine development within the South African gold mining industry continued. Scope, therefore, for turning the company's mineral rights to account was limited, and despite promising negotiations with a number of parties, no success was achieved in this regard. It is clear that the willingness of the parties to trade mineral and other rights is affected by the uncertainty that prevails against the background of the pending promulgation of the new Mineral and Petroleum Resources Development Bill. Management's priority remains one of unlocking shareholder value wherever possible, and the recent upturn in the gold price encourages us in the belief that the coming year may prove to be more fruitful.

Our major focus has continued to be on the dispute with Rustenburg Platinum Mines Limited ("RPM") with regard to the company's important interests in the properties Styldrift 90 JQ, D'sjate 249 KT, Fernkloof 539 KS and Quartzhill 542 KS. Action was instituted by our wholly owned subsidiary Southern Holdings against RPM during the course of the past year in two separate actions arising from RPM's repudiation in respect of the participation rights enjoyed by Southern Holdings over these properties. The principal defence raised by RPM to the respective claims is that the participation rights in question were extinguished with inception of the 1991 Minerals Act. As at the present time, the parties are engaged in the discovery and pre-trial process. It is envisaged that both actions will be enrolled simultaneously for trial hearing within the next six to ten months. Shareholders will be kept informed of progress in the matter.

For the year under review, Group operations yielded an after tax profit of R2,7 million, which compares with the R2,5 million earned for the previous reporting period. The headline earnings of 12 cents per share compared with 11,3 cents per share for the previous period. The company's main source of income continues to be interest earned on the secured loan to JCI Gold Limited.

In view of the considerable attention that is being given by the mining industry to the new Mineral and Petroleum Resources Development Bill (the "Bill"), which has yet to be promulgated, the implications of the Bill as regards its impact on companies holding mineral rights, or interests therein, are summarised in this annual report. The mining industry continues to debate certain of the more contentious issues with the Government.

VG Bray
Executive Chairman

Johannesburg
28 June 2002

DESCRIPTION OF MINERAL AND PARTICIPATION RIGHTS

The Freddev Group has a large portfolio of mineral rights and interests that cover an area of 75 789 hectares. These rights incorporate interests in the form of net vendor considerations, subscription rights, participation interests and royalties, in the commodities gold, platinum, base metals and coal.

The terms "subscription right" and "net vendor consideration" in the following descriptions have the following meanings:

Subscription right: *The right to subscribe for equity in the initial working capital of any company formed to exploit the mineral rights.*

Net vendor consideration: *Under normal circumstances, it represents the consideration accruing to the owner of the rights on disposal thereof, or upon exploitation thereof, by outside parties.*

Information on the mineral rights and interests of Freddev and its subsidiaries, together with the various agreements entered into, are summarised as follows:

MINERAL RIGHTS OWNED BY THE COMPANY (Figure 1)

(a) *Edom No. 277 Remaining Extent ("RE") and Kleinfontein No. 472 (totalling 291 hectares) (Figure 2)*

These properties are situated immediately adjacent to, and down dip of, the Kopanang Gold Mine in Klerksdorp. As such therefore, the potential exists for economically viable Vaal Reef, which can be accessed from the adjoining infrastructure on Kopanang. An estimate of the gold content of the Vaal Reef present on both properties has been established using data from the adjoining mine. Structural complexities affecting the distribution of the Vaal Reef have been mapped using 3-D seismics in conjunction with structural data from the adjoining gold mines.

The company will benefit to the extent of 67,5% of subscription rights and 97,5% of any net vendor consideration in respect of these properties.

The mineral rights continue to be held through a Notarial Prospecting Contract which was registered on 15 October 1999, and which persists for an initial period of three years.

Discussions with Anglogold have continued over the past year with reference the possibility of their acquiring the two properties as an extension to their operations on Kopanang. No finality has however been reached in this regard.

(b) *Sterkfontein No. 474 (undivided 82% share of 644 hectares) and Kleinjonkerskraal No. 551 (165 hectares) (Figure 2)*

These properties are situated immediately south of the Weltevreden Gold Mine and have potential for the Vaal and Ventersdorp Contact Reefs. Gold grades are however expected to be low by virtue of the distal nature of the two reef zones.

Locality of Mineral Interests in the Witwatersrand Basin



CENTRAL RAND GOLDFIELD
WEST WITS GOLDFIELD
EVANDER GOLDFIELD
KLERKSDORP GOLDFIELD
FREE STATE GOLDFIELD
Randfontein
Carletonville
Johannesburg
Wildebeest-
fontein 122IS
Evander
Heidelberg
Fig.4
Fig.2
Klerksdorp
Greylingstad
Parys
VREDEFORT
DOME
Leeudoringstad
Bothaville
Heilbron
Fig.3
Kroonstad
Welkom
Theunissen
Legend
Central Rand Group
West Rand Group
Goldfields
Major Faults
N
50 0 50
Kilometres

Figure 1.

Mineral Interests in the Klerksdorp Goldfield


Brakspruit Venture
N
Mineral Rights Legend
FSD Mineral Rights
FSD Interest in Mineral Rights
FSD Mineral Rights - Residual Minerals
Mining Lease / Authorisation Area
Northvaal Block Venture
Stilfontein
Stilfontein
Hartebeestfontein
Klerksdorp
Buffelsfontein
African Rainbow Mining
Goldberg Block Venture
Great Noligwa
Orkney
Kopanang
Doornkom Oost 447
Moab Khotsong
Grootvadersbosch 470
Tau Lekoa
Die Hoek 114
Weltevreden
Kleinfontein 472
Kleinjonkerskraal 551
Edom 277
Sterkfontein 474
Jersey Block Venture
Southvaal Block Venture
Vaal River
10 0 10
Kilometres
De Bank Venture
Bothaville

Figure 2.

The company holds a 50% subscription right and a 75% net vendor consideration in respect of these properties.

(c) *Wildebeestvlakte No. 322 RE (143 hectares) (Figure 3)*

This property is situated some four kilometres northeast of Avgold's Target Project and has potential for both the Basal and 'B' Reef zones. Gold grades are expected to be low.

The company holds a 100% subscription right and a 100% net vendor consideration in the property.

(d) *Lekkerleven No. 203 (115 hectares), Vrede No. 201 (115 hectares), Eerste Geluk No. 61 Subdivisions 1 to 4 and RE (959 hectares), Grootkop No. 277 (933 hectares), Damplaats No. 361 (257 hectares) and Katbosch No. 358 (175 hectares) (See Figure 3)*

The properties, totalling some 2 554 hectares, are situated immediately east of Avgold's Target Project and northeast of Loraine Gold Mine. This area has potential for the Basal and 'B' Reef zones.

The company owns the mineral rights over a total of 1 189 hectares on the farms Lekkerleven, Vrede and Eerste Geluk. In 1989, a joint venture agreement was concluded between JCI Limited and Lydenburg Exploration Limited ("Lydex") whereby three Lydex properties, which are contiguous with the above farms, were permanently pooled with the Freddev ground. The Lydex properties consist of the farms Grootkop, Damplaats and Katbosch measuring a total of 1 365 hectares. The participation rights of each party in the venture are Freddev 30,18%, Lydex 34,76%, JCI Gold Limited 20,06% and Tanks Oil and Platinum Holdings Limited 15%.

(e) *Hilton No. 30 Subdivision 1 and RE (677 hectares), Buitendachs Hoop No. 122 (486 hectares), Wessels Gunst No. 261 (undivided half share of 50 hectares), Weltevreden No. 59 RE (543 hectares), Bandon No. 345 (62 hectares) and Leclusa No. 70 (303 hectares) (Figure 3)*

These properties, measuring a total of 2 096 hectares, are all adjacent to Jeannette Gold Mine. In 1975, the company granted Jeannette Gold Mine the sole right to prospect these properties. This agreement was extended several times with the most recent extension having expired at the end of June 1996. A geological assessment of the properties has previously been undertaken by Anglogold, who confirmed the potential for the Basal and 'B' Reef zones.

The company holds a 50% subscription right and a 75% net vendor consideration on all the properties other than Buitendachs Hoop, where it has a 55% subscription right and an 85% net vendor consideration.

(f) *Dankbaar No. 125 (142 hectares) and Gouws Rust No. 216 (184 hectares) (Figure 3)*

The company holds a 50% subscription right and a 75% net vendor consideration in respect of the two properties.

(g) *Philippi No. 414 (256 hectares) (Figure 3)*

The property is the subject of a Tribute Agreement with Freegold, which expired on 30 September 2000. Although President Steyn Gold Mines Limited made an offer to purchase the company's rights to the property in January 2001, the offer was declined due to the low purchase consideration.

The company holds a 50% subscription right and a 75% net vendor consideration in respect of the property.

(h) *Jonkersrust No. 72 (565 hectares) and Du Preez Leger No.324 (565 hectares) (Figure 3)*

Some fifteen boreholes have been drilled on the two properties, which have delineated the subcrop position of the Leader and Basal Reef zones. Additional reef zones present with potential are the Aandenk, 'B' and the Intermediate Reefs.

In 1987, Freddev entered into a joint venture agreement (the so-called "Southbrand Venture") with Freegold for the exploitation of these properties. However, as it was not possible to negotiate a mining lease on terms that allowed the economic exploitation thereof, development of the President Brand Extension (as it was to be called) was suspended in 1989. The future exploitation of the properties will be dictated by developments on the adjoining mining operations.

The company holds a 55% subscription right and an 85% net vendor consideration on the farm Jonkersrust and a 50% subscription right and a 75% net vendor consideration in respect of Du Preez Leger.

(i) *Vermeulenskraal No. 223, Subdivision 1 and RE (913 hectares) (Figure 3)*

Six boreholes have historically been drilled on the property, certain of which returned encouraging grades for the Leader and Basal Reef zones. The Aandenk, 'B' and Intermediate Reef zones all have moderate mineralisation potential.

This property is situated immediately west of the Harmony Gold Mine, and based on the drilling results, this property has the potential to be incorporated into future mining operations, and/or extensions of existing mining leases.

The company holds a 55% subscription right and an 85% net vendor consideration in respect of this property.


Mineral Interests in the Free State Goldfield
Schuttesdraai Venture
Mineral Rights Legend
FSD Mineral Rights
FSD Interest in Mineral Rights
FSD Royalty
FSD Mineral Rights - Residual Minerals
Mining Lease / Authorisation Area
Wildebeestvlakte 322
Grootkop 277
Lekkerleven 203
Vrede 201
Eerste Geluk Venture
Target
Damplaats 361
Katbosch 358
Eerste Geluk 61
Allanridge
Loraine
Jeannette
Hilton 30
10
0
10
Kilometres
Leclusa 70
President
Steyn
Weltevreden 59
Bandon 345
Buitendachs Hoop 122
Wessels Gunst 261
Philippi 414
Odendaalsrus
Gouws Rust 216
Tshepong
Dankbaar 125
N
Matjhabeng
Wolas Block Venture
African Rainbow
Minerals
Welkom
President
Steyn
St Helena
Bambanani
Harmony
Harmony
Olivine 249
Rebelkop 456
Jonkersrust 72
Du Preez Leger 324
Virginia
Sand River
Vermeulenskraal 223
Doornrivier 330
Tweepan 678
Millo 639
Oryx
New Wits Venture
Palmietfontein 229
Doornrivier / Spare Part Venture
Beatrix
Joel

Figure 3.

DESCRIPTION OF MINERAL AND PARTICIPATION RIGHTS

(j) *Tweepan No. 678 (178 hectares) and Millo No. 693 RE (178 hectares) (Figure 3)*

The De Bron fault zone traverses both Tweepan and Millo with resultant losses at the elevation of the reefs present. The properties are underlain by a variety of reef horizons, of which the Aandenk, 'B' and Leader Reefs have the best mineralisation potential, as opposed to the VS5/Beatrix, BPM and Intermediate Reefs that have moderate to low potential.

The properties are bounded on the northern and eastern sides by Harmony Gold Mine, and are believed to have potential for incorporation into future mining operations and/or extension to existing mining leases.

The company holds a 55% subscription right and an 85% net vendor consideration in respect of these properties.

(k) *Rebelkop No. 456 (689 hectares) (Figure 3)*

The Leader Reef underlies the property to the south of the Virginia fault, at depths of 1 600 to 2 000 metres below surface. Gold grades are expected to be low.

The company holds a 55% subscription right and an 85% net vendor consideration in respect of this property.

(l) *Olivine No. 249 Portion Servitude S1 (30 hectares) (Figure 3)*

The property has limited potential by way of its geographic position relative to the subcrop position of the main reef horizons of the Central Rand Group, despite its location adjacent to Harmony's Mining Lease.

The company holds a 55% subscription right and an 85% net vendor consideration.

(m) *Palmietfontein No. 229 Subdivision 1 (272 hectares) (Figure 3)*

Palmietfontein Mining Ventures (Proprietary) Limited, a wholly owned subsidiary of the company, holds the mineral rights to Subdivision 1 of Palmietfontein No. 229. The farm is situated some seven kilometres east of the HJ Joel Gold Mine at the southern extremity of Anglogold's Robijn Prospect. The property is underlain by the VS5/Beatrix and Sand River Reefs that occur at depths of less than 1 000 metres below surface. The ground to the north, which has been acquired by the Anglo Group, has been drilled extensively.

The company holds a 50% participation interest in the property.

DESCRIPTION OF MINERAL AND PARTICIPATION RIGHTS

RIGHTS TO RESIDUAL MINERALS

The company holds the rights to residual minerals on certain portions of the following farms: Bandon No. 345, Buitendachs Hoop No. 122, Die Hoek No.114, Dolly No. 404, Doornkom Oost No. 447, Edom No. 277, Erfdeel No. 198, Eva No. 527, Grootvadersbosch No. 470, Hestersrust No. 224, Kalkkuil No. 153, Kleinfontein No. 472, Leclusa No. 70, Marthina's Gift No. 899, Ophir No. 805, Paleisheuwel No. 323, Philippi No. 414 and Thelma No. 104.

These rights, which are situated in the districts of Odendaalsrus and Viljoenskroon, cover an area of approximately 7 898 hectares and relate to those areas where the precious metal rights have previously been incorporated into the mining leases of Freegold, Kopanang and Loraine.

PARTICIPATION INTERESTS OF THE COMPANY

The company directly holds extensive participation interests. In most cases, the participation rights are non-contributory during the exploration phase and as such carry no obligations to fund exploration costs. These interests are described as follows:

(a) *Western Areas No.4 Project (Figure 4)*

The company holds a 16% participation interest (20% contributory interest) in the rights to ground measuring 3 534 hectares, situated adjacent to, and in certain instances within, the South Deep Gold Mining Authorisation through a syndicate ("WA4 Syndicate").

By virtue the fact that the WA4 Syndicate also holds an interest in a prospecting lease over Portion 9 of the farm Waterpan No. 292, which is currently being mined, the company also has an interest in the property. In this regard, based on a previous agreement with Western Areas Gold Mine ("WAGM"), the syndicate members are entitled to a 50% share of the profits derived from mining after the deduction of capital expenditure and any accumulated losses arising from the mining of the property.

However, in view of Randfontein Estates Limited having purchased the WAGM North Shaft in October 1997, and Harmony Gold Mining Company Limited in turn having acquired Randfontein Estates Limited in February 2000, the obligation in terms of the agreement now resides with Harmony.

Based on an Agreement of Exchange concluded with Gold Fields Mining Services Limited ("GFL") in November 1999, where Freddev exchanged its interest in those properties, or portions thereof, to the west of the West Rand Fault (and east of the Kloof Gold Mining Company Lease) with GFL, Freddev is entitled to a tiered gold royalty of 2,0% to 2,5% on the properties concerned. The royalty is based on attributable gold production/revenue and varies in accordance with the average spot gold price at the time.

Mineral Interests in the West Wits Goldfield


N
Randfontein Estates Limited
Randfontein Estates Limited
Cooke Section
Westonaria
Zuurbekom 297 IQ
Hillshaven
Waterpan
Kloof Gold Mining Company Limited
South Deep Gold Mine
Kalbasfontein Venture
Mineral Rights Legend
FSD Mineral Rights
FSD Interest in Kalbasfontein Venture
FSD Interest in WA4 Area
FSD Royalty
Mining Lease / Authorisation Area
5
0
5
Kilometres

Figure 4.

(b) *Zuurbekom 297 IQ RE (4 528 hectares) (Figure 4)*

Freddev acquired a 100% undivided share in the mineral rights for property through an Agreement of Exchange with GFL concluded in November 1999. The northwestern corner of the property is located approximately 1 kilometre due east of the Cooke Section of Randfontein Estates Gold Mine.

The property has potential for the UE1a reef horizon of the Middle Elsburgs, which has been identified on the basis of a drilling programme previously completed by Gencor. The drilling programme succeeded in delineating the broad geometry of a UE1a channel that extends from the eastern boundary of the Cooke 1 Section of Randfontein Estates through to the northern sector of the property. Gold grades are similar to those developed on Randfontein Estates.

(c) *Doornrivier Project (Figure 3)*

In terms of an Agreement of Exchange with GFL dated November 1999, Freddev hold a tiered gold royalty of 2,0% to 2,5% (pending the average spot gold price at the time and based on attributable gold production/revenue) on the property.

(d) *Wildebeestfontein 122 IS Portion 15 and RE (129 hectares) (Figure 1)*

Freddev has a 10% non-contributory participation right and a 10% net vendor consideration over the property that is situated in the Bethal District and is located approximately two kilometres north of Winkelhaak Gold Mine in the Evander Goldfield. The property is underlain by the Kimberley Reef at mineable depths and could be incorporated into a future mining operation.

The properties are held by a company called Remaining Extent and Portion 15 Wildebeestfontein (Proprietary) Limited, in which Freddev has a 10% shareholding.

(e) *De Bank 407 RE Subdivision 3 and Subdivision 5 (Figure 2)*

Freddev has a 10% non-contributory participation right and a 10% net vendor consideration in the property, which it acquired from Aurora Exploration and Development (Proprietary) Limited in July 1991. Gold Fields currently own the mineral rights for the property, having taken cession thereof from Gencor SA Limited in March 1999.

The property measures 372 hectares in extent, and is located adjacent to Avgold's Oribi Project in the Bothaville area. The Ventersdorp Contact Reef is considered to be the primary reef of interest.

DESCRIPTION OF MINERAL AND PARTICIPATION RIGHTS

(f) *Witrand 156 (Figure 2)*

Western Areas Limited ("WAL") has a one-half share of the mineral rights of portion Witrand 156 of the farm Pilgrim's Estate 272 (262 hectares) situated in the Klerksdorp area. In an agreement with JCI Limited (now represented by WAL), Freddev has a 10% subscription right in the property. Albeit that the property is underlain by the Vaal Reef, gold grades are expected to be low by virtue the interpreted facies type present.

(g) *Hartbeestpoort Project*

In terms of an agreement concluded with JCI Limited, Freddev has a 5% net vendor consideration or a 5% royalty (after the deduction of costs) in the project. The farm Hartbeestpoort 522 KQ is situated in the Rooiberg area and measures 1 425 hectares. Previous drilling on this property has confirmed the presence of tin mineralisation. The economic viability of the project is dependent on a sustained improvement in the tin price.

PARTICIPATION INTERESTS OF SOUTHERN HOLDINGS LIMITED

Southern Holdings Limited ("Southern Holdings"), a wholly owned subsidiary of the company, holds a significant portfolio of participation interests that were acquired through the conclusion of various venture agreements, and which cover a cumulative area of some 47 780 hectares.

These interests include subscription rights, non-contributory participation rights and royalties and relate to prospects or mining activities aimed at the exploitation of gold, platinum, base metals and coal.

1. **Gold prospects**

As is evident from Figures 2, 3 and 4, many of the participation interests relate to areas that are adjacent to existing gold mines, or they are located in areas that have potential for the development of new gold mining operations.

These participation interests are under agreement with various companies, as indicated below. In certain cases, the participation interests relate to less than 100% of the mineral rights.

(a) **Agreements with Anglogold**

(i) *Brakspruit Venture* – 5% subscription right in 419 hectares as held by Anglogold within the venture area. The venture area is situated to the northwest of Klerksdorp, and is underlain by strata of the West Rand Group.

(ii) *New Wits Venture* – 7,5% subscription right in Anglogold's interest in the venture, which varies from 27,5% to 92,5%. Mineral rights covering an area of 1 225 hectares have been purchased by Anglogold to date. The venture area is situated in the Winburg area and has potential for the VS5/Beatrix reef. Due to the fact that certain of these properties have now been incorporated into the extended mining authorisation of Beatrix Gold Mine, discussions are being conducted with Anglogold to clarify Southern Holdings' position in this regard by virtue its subscription right.

(iii) *Doornrivier Spare Part Venture* – 5% subscription right in 7 643 hectares as held by Anglogold within the venture area. The venture area is situated in the Southern Free State Goldfield and has potential for the VS5/Beatrix, Aandenk, 'B', Leader, Basal and Intermediate Reef zones.

(iv) *Jersey Block Venture* – 5% subscription right in 3 795 hectares as held by Anglogold within the venture area. The mineral rights are located south and west of the Kopanang Gold Mine, and have potential for the Vaal Reef.

(v) *Wolas Block Venture* – 5% subscription right in 437 hectares within the venture area. Anglogold holds all the mineral rights, which occur to the west of Freegold's lease area.

(b) Agreement with other companies in the AAC Group

Kalbasfontein Venture – 6% subscription right in an area of 579 hectares and a 3% subscription right in an area of 31 hectares, where the mineral rights are held by Goldridge Gold Mining Company (Proprietary) Limited. The majority of the mineral rights occur to the south of the South Deep Gold Mine and have potential for both the Ventersdorp Contact Reef and the various reef horizons that comprise the Upper Elsburgs (Massives and Individuals).

(c) Agreements with GFL Mining Services Limited ("GFL")

(i) *Doornrivier Spare Part Venture* – 5% subscription right in 1 165 hectares as held by St Helena Gold Mines Limited within the venture area.

(ii) *Southvaal Block Venture* – 5% subscription right in 9 719 hectares within the venture area, which is located to the south of the Kopanang Gold Mine and east of Moab Khotsong. The mineral rights to precious metals are held by GFL (after Gencor and Gold Fields Limited).

Part of the venture area (4 994 hectares) is the subject of a venture agreement with Billiton SA Limited, where the latter holds the rights to base metals.

(iii) *Northvaal Block Venture* – 5% subscription right in 36 hectares, in which GFL hold the mineral rights. The venture area is located to the east of Buffelsfontein Gold Mine and has potential for the Vaal Reef.

(iv) *Goldberg Block Venture* – 7,5% subscription right in 3 004 hectares within the venture area, as held by GFL. The venture area is located to the east of Buffelsfontein Gold Mine, and has potential for the Vaal Reef.

(d) **Agreements with Durban Roodepoort Deep Limited ("DRD")**

(i) *Northvaal Block Venture* – 5% subscription right in 3 918 hectares within the venture area, as held by DRD through Buffelsfontein Gold Mine Limited. The venture is located to the east of Buffelsfontein Gold Mine.

(ii) *Goldberg Block Venture* – 7,5% subscription right in 340 hectares within the venture area, as held by DRD through Buffelsfontein Gold Mine Limited. The project is located to the east of Buffelsfontein Gold Mine.

(e) **Agreement with Randgold and Exploration Company Limited ("Randgold")**

Schuttesdraai Venture – 50% participation right in the venture in which Randgold hold the rights to 705 hectares. The area is located some 20 kilometres to the northeast of Loraine Gold Mine and has potential for the Basal Reef.

2. **Platinum prospects**

Southern Holdings has a number of participation interests in properties with the potential for future exploitation of platinum group metals. The most significant of these interests is a net 7,5% subscription right over the farm Styldrift 90 JQ, which is 4 516 hectares in extent and is underlain by the Merensky and UG2 Reefs. Anglo American Platinum Corporation Limited ("Angloplat"), on behalf of Rustenburg Platinum Mines Limited ("RPM"), has completed an exploration programme and feasibility study on the adjoining Boschkoppie property and has proceeded with the development of the Bafokeng-Rasimone Platinum Mine ("BRM"). As the Styldrift property is adjacent to, and represents the strike extension of, the Merensky Reef developed at BRM, future expansion programmes for the mine will include Styldrift, where the platinum grades are expected to be similar.

Pursuant to the repudiation by RPM of its obligations towards Southern Holdings in terms of the participation rights held by Southern Holdings as they relate to the properties Styldrift, D'sjate, Fernkloof and Quartzhill, action was instituted against RPM during the course of the past year. This was effected as two separate actions, namely with reference Styldrift on the one hand, and D'sjate, Fernkloof and Quartzhill on the other. In both instances the principal defence raised by RPM to the respective claims is that the participation rights in question were extinguished with inception of the 1991 Minerals Act. Presently the parties are engaged in the discovery and pre-trial process. It is envisaged that both actions will be enrolled simultaneously for trial hearing within the next six to ten months.

DESCRIPTION OF MINERAL AND PARTICIPATION RIGHTS

The company's interests are considered to be as follows:

(a) *Styldrift 90 JQ* – a 15% subscription right and a 15% net vendor consideration in the property, which covers an area of 4 516 hectares. The interest is held in terms of a Letter of Agreement with Dithaba Platinum (Proprietary) Limited. Impala Platinum Holdings Limited hold a 50% sub-participation right in Southern Holdings' interest.

(b) *D'sjate 249 KT* – 10% subscription right and a 10% net vendor consideration in terms of an agreement with RPM, over an area measuring approximately 133 hectares in the Steelpoort area.

(c) *D'sjate 249 KT* – 15% subscription right. Southern Holdings' 15% participation right is subject to a 10% sub-participation right. The agreement is with RPM over an area of approximately 227 hectares.

(d) *Quartzhill 542 KS* – 15% subscription right. Southern Holdings' 15% participation right is subject to a 10% sub-participation right. The agreement is with RPM over an area of approximately 1 664 hectares.

(e) *Fernkloof 539 KS* – 15% subscription right. The agreement is with RPM over an area of approximately 525 hectares.

(f) *Boschhoppie 104 JQ* – 3% subscription right over the mineral rights, as detailed below, should they be exploited by Braklands Properties (Proprietary) Limited:

    (i) all rights to minerals with the exception of platinum, palladium, rhodium, iridium, ruthenium, osmium, gold, silver, nickel and copper in the Merensky and UG2 Reef zones over the Remaining Extent, measuring 1 886 hectares; and

    (ii) all rights to minerals with the exception of chrome, platinum, palladium, rhodium, iridium, ruthenium, osmium, gold, silver, nickel and copper in the Merensky and UG2 Reef zones over Portion 1, measuring 1 929 hectares.

3. Coal prospects

The company's interests in coal prospects are as follows:

(a) *Riet Retief Coal Project* – 2% royalty (based on the pit-head price of coal) from mining on this property which measures 2 453 hectares in terms of a Letter Agreement with Duiker Mining Limited. No royalties were received during the year under review.

(b) *Newcastle Coal Project* – a 5% share subscription right (of which 2,5% is free of any consideration) in the coal rights to 1 525 hectares. The company's rights are held by way of a Memorandum of Agreement with Ingwe Collieries Limited, who hold the coal rights.

DESCRIPTION OF MINERAL AND PARTICIPATION RIGHTS

Implications of the new Mineral and Petroleum Resources Development Bill – South African Mineral Rights Interests

Albeit that the new Mineral and Petroleum Resources Development Bill ("the Bill"), has yet to be promulgated, the implications as regards its impact on companies holding mineral rights, or interests therein, are summarised below:

The implications are set out in the transitional arrangements that are recorded in Schedule 2 to the Bill.

There are three categories of rights given recognition to in terms of the transitional provisions, namely old order mining rights, old order prospecting rights and unused old order rights. An old order mining right is basically a right to mine together with a mining authorisation issued in terms of Section 9 of the Minerals Act where one is actively conducting mining operations at the commencement of the Act. If one satisfies all three of these criteria, then the holder of the old order mining right will have a period of five years from the commencement of the Act to convert the old order mining right into a new form mining right in terms of the Act. There is no guarantee that such conversion will take place, as application has to be made therefor and the criteria for conversion set out in Section 6 need to be satisfied. There is no guarantee that the converted mining right will apply to the same area as was held under the old order mining right and be granted for the same period. In order to convert, one has to lodge, *inter alia,* a prescribed social plan and demonstrate that the holder will give effect to the object of the act of expanding opportunities for historically disadvantaged persons to enter the mineral industry and to benefit from the exploitation of the nation's mineral resources.

An old order prospecting right is defined to include the situation where a mineral right holder, or somebody who has the consent of the mineral right holder, has a prospecting permit issued in its name in terms of Section 6 of the Minerals Act and is actively prospecting at the time that the Act is enacted. In this instance, the holder of the old order prospecting right has a period of two years from commencement of the Act to convert the old order prospecting right into a new form prospecting right in terms of the Act. Once again, the terms and conditions applicable to the new form right may be different to those that applied in relation to the old order prospecting right. Once again, there is no guarantee that conversion will be granted. The applicant will still have to apply and satisfy the criteria for conversion set out in Section 5 of Schedule 2.

Where one holds mineral rights, mining title, or rights to prospect, whether coupled with a mining authorisation or prospecting permit or not, and the holder of the relevant right is not actively prospecting or mining at the commencement of the Act, then one will be the holder of an unused old order right giving the holder one year from the commencement of the Act to apply either for a new form prospecting right or mining right in terms of the new Act, satisfying all the criteria for the grant thereof set out in Sections 13 and 19 of the Bill, respectively. If the holder does not apply during the one-year period, or the application is turned down, then the underlying rights will lapse and the right to prospect or mine over the relevant area can be granted by the State to any third party.

It should further be noted that upon the conversion of the old order mining rights and old order prospecting rights into new form prospecting rights and mining rights, all of the underlying old order rights will lapse.

It should further be noted that participation rights in terms of participation agreements are not given recognition to in the transitional provisions whatsoever and when the mineral rights lapse in accordance with the transitional provisions whether after the one, two or five year periods mentioned above, the participation rights will have no force or effect.

Where a mineral right holder is currently receiving royalties from a third person who is mining, this situation is not dealt with in terms of the Mineral and Petroleum Resources Development Bill. The fate of such royalties will be governed by a Money Bill, which will be issued for comment shortly. The extent of future royalties payable to the State (in those instances where no royalties are currently payable) will also be governed by the provisions of the Money Bill.

In the context of Freddev's rights, which are largely of a participatory nature, such rights are held in properties that are considered in the context of the Bill to be unused old order rights.

CORPORATE GOVERNANCE

The directors subscribe to the values of good corporate governance as set out in the King Committee's Code of Corporate Practice and Conduct. In so doing, the directors recognise the need to conduct the enterprise with integrity and in accordance with generally accepted corporate practice.

All the key principles underlying the King recommendations are reflected in group corporate governance structures and are reviewed from time to time to take account of changes within the group as well as developments in the field of corporate governance.

DIRECTORS' RESPONSIBILITY FOR THE ANNUAL FINANCIAL STATEMENTS

The directors are responsible for monitoring the preparation and integrity of the financial statements and related information included in this annual report.

In order for the board to discharge its responsibilities, management has developed and continues to maintain a system of internal control. The board has ultimate responsibility for the system of internal control.

The internal controls include a risk-based system of internal accounting and administrative controls designed to provide reasonable but not absolute assurance that assets are safeguarded and that transactions are executed and recorded in accordance with generally accepted business practices and the group's policies and procedures.

The external auditors are responsible for reporting on the financial statements.

The financial statements are prepared in accordance with generally accepted accounting practice and incorporate disclosure in line with the accounting philosophy of the group. The financial statements are based on appropriate accounting policies consistently applied and supported by reasonable and prudent judgements and estimates.

The annual financial statements for the year ended 31 March 2002 set out on pages 21 to 32 were approved by the board of directors on 27 June 2002, and are signed on its behalf by:

V G Bray
Executive Chairman
Johannesburg

R B Kebble
Non-executive Director

DECLARATION BY THE COMPANY SECRETARY IN TERMS OF SECTION 268(G) (d) OF THE COMPANIES ACT 1973, AS AMENDED

I declare that, to the best of my knowledge, the company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Companies Act, and that all such returns are true, correct and up to date in respect of the financial year reported upon.

P B Beale
Johannesburg
[illegible]

REPORT OF THE INDEPENDENT AUDITORS

To the members of Free State Development and Investment Corporation Limited.

We have audited the annual financial statements and group annual financial statements of Free State Development and Investment Corporation Limited set out on pages 21 to 32 for the year ended 31 March 2002. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures included in the annual financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

AUDIT OPINION

In our opinion, the financial statements fairly present, in all material respects, the financial position of the company and the group at 31 March 2002, and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice and in the manner required by the Companies Act in South Africa.

Deloitte & Touche
Chartered Accountants (SA)
Registered Accountants and Auditors

Johannesburg
27 June 2002

DIRECTORS' REPORT

The directors have pleasure in presenting their report and the annual financial statements of the company for the year ended 31 March 2002.

NATURE OF BUSINESS OF THE COMPANY AND ITS SUBSIDIARIES

The company holds mineral rights and participation rights, some of which are the subject of royalty, prospecting and exploitation agreements concluded with various mining companies.

The company holds the entire issued share capital of Southern Holdings Limited and Palmietfontein Mining Ventures (Proprietary) Limited. The assets of Southern Holdings Limited consist mainly of mineral participation rights, and the assets of Palmietfontein Mining Ventures (Proprietary) Limited comprise the mineral rights (effective company interest is 50%) over Subdivision 1 of the farm Palmietfontein No. 229, in the district of Winburg.

STYLDRIFT NO. 90 JQ

The difficulties with regard to the group's participation in the Styldrift No. 90 JQ platinum prospect have not been satisfactorily resolved. As at the present time, the parties are engaged in the discovery and pre-trial process. It is envisaged that both actions will be enrolled simultaneously for trial hearing within the next six to ten months. Shareholders will be kept informed of progress in the matter.

LOAN TO JCI GOLD LIMITED ("JCI GOLD")

On 15 February 2002 the directors authorised the conversion of the cash on deposit to a loan to JCI Gold of R46,9 million. As security for this loan JCI Gold has pledged 1 300 000 shares in Western Areas Limited and 3 000 000 shares in Free State Development and Investment Corporation Limited. Interest is earned on this loan at a bank fixed deposit rate. At year-end the market value of the pledged shares was R52,4 million.

RESULTS AND PROFITS

The group achieved a net income after tax for the year of R2 664 000 (2001: R2 529 000). Net interest received on cash balances amounted to R4 788 000 (2001: R4 802 000). Costs relating to administration were R979 000 (2001: R1 225 000), which included interest paid on borrowed monies of R41 000 (2001: R98 000).

DIVIDENDS

No dividend was declared by the company during the period under review.

SHARE CAPITAL

The respective share capitals of the company and its wholly owned subsidiaries, Southern Holdings Limited and Palmietfontein Mining Ventures (Proprietary) Limited, are as follows:

THE COMPANY	2002	2001
Authorised:		
Ordinary shares of ten cents each	29 700 000	29 700 000
Nominal value	R2 970 000	R2 970 000
Cumulative preference shares of one cent each	3 000 000	3 000 000
Nominal value	R30 000	R30 000
Issued:		
Ordinary shares of ten cents each	22 226 597	22 226 597
Nominal value	R2 222 659	R2 222 659

THE SUBSIDIARIES

Southern Holdings Limited

	2002	2001
Authorised and issued:		
Ordinary shares of R0,000008 each (2000: R2 each)	25 000 000	25 000 000
Nominal value	R2000	R200
Palmietfontein Mining Ventures (Proprietary) Limited		
Authorised:		
Ordinary shares of R1 each	4 000	4 000
Nominal value	R4 000	R4 000
Issued:		
Ordinary shares of R1 each	100	100
Nominal value	R100	R100

In terms of the regulations of the JSE Securities Exchange South Africa ("JSE"), shareholders may authorise, subject to certain conditions, the directors to issue reserves shares, held under their control, for cash to public shareholders, as defined by the JSE's Rules, other than by means of a rights offer to members.

STRATE

The company issued a letter to shareholders dated 4 April 2001 containing details of the dematerialisation process and the procedure for converting certificated shares to uncertificated shares in terms of STRATE (Share TRAnsactions Totally Electronic) system of electronic settlement.

The company's transfer to this STRATE dematerialisation system occurred on 30 April 2001. Shareholders are requested to note that, following the transfer to STRATE, the company's share certificates are no longer good for delivery and dematerialisation of the company's share certificates is now a prerequisite to dealing in its shares.

LISTINGS

The abbreviated name under which the company is listed on the JSE Securities Exchange South Africa is "Freddev" and the company's JSE Clearing House Code is "FRE".

The unissued ordinary shares in the capital of the company have been placed under the control of the company's directors and the general authority given to the directors is valid only until the forthcoming annual general meeting, when the members will be asked to renew such authority.

ADMINISTRATION

Mrs P B Beale was appointed Company Secretary on 5 February 2002.

Mr G W Poole resigned as Company Secretary on 5 February 2002.

Mercantile Registrars Limited changed their name to Computershare Investor Services Limited on 1 April 2002.

DIRECTORATE

During the year under review the following changes occurred to the board:

	Appointed	*Resigned*
M Steyn	23 November 2001	30 May 2002
G W Poole	30 May 2002	–
S Tainton	23 November 2001	–

The retiring directors are Messrs. G W Poole and S Tainton and being eligible offer themselves for re-election.

The board of directors, as presently constituted are:

V G Bray	*(Executive Chairman)*
J F Brownrigg	*(Non-executive Director)*
H C Buitendag	*(Executive Director)*
R B Kebble	*(Non-executive Director)*
G W Poole	*(Non-executive Director)*
S Tainton	*(Non-executive Director)*

AUDITORS

Deloitte & Touche, the company's auditors, will continue in office in terms of Section 270 (2) of the Companies Act, 1973, as amended.

DIRECTORS' INTERESTS

The interests of all the directors in the issued share capital or voting control of the company, are as follows:

Name	Non-beneficial	Indirect beneficial	Total
V G Bray	500	125 600	126 100
J F Brownrigg	500	–	500
H C Buitendag	500	–	500
R B Kebble	500	–	500
G W Poole	100	–	100
S Tainton	–	–	–
Total			127 700

Disclosures by the directors indicate that their individual interests did not exceed 1% of the company's issued share capital, at the date of this report.

There were no contracts of significance, during or at the end of the year, in which any directors of the company were materially interested. In addition, no service contracts exist between the company and any of its directors.

ANALYSIS OF SHAREHOLDING

	Holders	Percentage of issued capital
Range		
1 – 1 000	341	0,63
1 001 – 10 000	110	1,54
10 001 – 100 000	14	1,58
100 001 +	4	96,25
Total	469	100,00
Category		
Central Securities Depository	1	88,41
Control Accounts	2	5,05
Nominee companies or trusts	16	0,28
Proprietary companies	16	0,19
Close corporations	4	0,02
Limited companies, investment companies	2	0,02
Individuals	428	6,03
Total	469	100,00
Shareholder spread		
Public shareholders	462	40,51
Entities interested directly or indirectly in 10% or more	2	58,92
Non-public shareholders		
Directors	5	0,57
Total	469	100,00

MAJOR SHAREHOLDERS

At 31 March 2002, the register of shareholders indicated block holdings of 5%, or more, of the share capital of the company, in the following names:

	Holding	Percentage
JCI Gold Limited	9 930 050	44,68
Standard Trust Asset Management	3 165 829	14,24
Rinric Nominees	1 846 000	8,31
A UK control account	1 116 815	5,02

CASH FLOW STATEMENTS

FOR THE YEAR ENDED 31 MARCH 2002

COMPANY				GROUP	
2001	2002		Notes	2002	2001
R000	R000			R000	R000
		CASH FLOWS APPLIED TO OPERATING ACTIVITIES			
(1 566)	(849)	Cash applied to operations	11	(865)	(1 502)
4 802	4 788	Interest received		4 788	4 802
(2 281)	(1 051)	Normal taxation paid	12	(1 051)	(2 281)
955	2 888	Net cash inflow from operating activities		2 872	1 019
		CASH FLOWS FROM INVESTING ACTIVITIES			
–	(49 750)	Loan to JCI Gold Limited		(49 750)	–
64	(16)	(Increase)/decrease in amounts owing to subsidiary companies			
64	(49 766)	Net cash (outflow)/inflow from investing activities		(49 750)	
1 019	(46 878)	NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		(46 878)	1 019
45 878	46 897	Cash and cash equivalents at beginning of year		46 897	45 878
46 897		Cash and cash equivalents at end of year	9	19	46 897

INCOME STATEMENTS

FOR THE YEAR ENDED 31 MARCH 2002

COMPANY				GROUP	
2001	2002		Notes	2002	2001
R000	R000			R000	R000
4 802	4 788	Interest received		4 788	4 802
6	3	Licence fees received		3	6
4 808	4 791			4 791	4 808
(1 311)	(963)	Cost of administration	2	(979)	(1 225)
3 497	3 828	Income before abnormal item		3 812	3 583
21	–	Abnormal item	3	–	21
3 518	3 828	Income before taxation		3 812	3 604
1 051	1 148	Taxation	4	1 148	1 075
2 467	2 680	Net income for year		2 664	2 529
37 899	40 366	Retained income at beginning of year		42 570	40 041
40 366	43 046	Retained income at end of year		45 234	42 570
11,1	12,1	Basic earnings per share (cents)	5	12,0	11,4
11,0	12,1	Headline earnings per share (cents)	5	12,0	11,3

BALANCE SHEETS

AT 31 MARCH 2002

COMPANY				GROUP	
2001	2002		Notes	2002	2001
R000	R000			R000	R000
		ASSETS			
5 723	5 739	Non-current assets		7 943	7 943
1 771	1 771	Mineral and participation rights and cost of exploration	6	7 943	7 943
3 952	3 968	Investment in subsidiaries	7		
47 020	49 795	Current assets		49 806	47 032
123	26	Accounts receivable		37	135
–	49 750	Loan	8	49 750	–
46 897	19	Cash and cash equivalents	9	19	46 897
52 743	55 534	Total assets		57 749	54 975
		LIABILITIES AND SHAREHOLDERS' EQUITY			
854	965	Current liabilities		992	882
588	602	– Accounts payable		605	592
266	363	– Taxation		387	290
854	965	Total liabilities		992	882
51 889	54 569	Shareholders' equity	10	56 757	54 093
52 743	55 534	Total liabilities and shareholders' equity		57 749	54 975
		Net asset value per share (cents)		255	243

NOTES TO THE ANNUAL FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 MARCH 2002

1. ACCOUNTING POLICIES

The financial statements and group financial statements are prepared on the historical cost basis and incorporate the following principal accounting policies which are consistent with those of prior years.

(a) Basis of consolidation

The annual financial statements include the results and financial position of the company and its subsidiaries. Operating results of subsidiaries are included from the effective dates of acquisition.

(b) Revenue

Interest income is recognised on a time proportion basis, taking into account the principal amount outstanding and the effective rate over the period to maturity.

(c) Taxation

The charge for taxation is based on results for the year as adjusted for items, which are non-assessable or disallowed. Temporary differences arise from differences between the carrying amount of assets and liabilities in the financial statements, and the corresponding tax basis used in the computation of assessable tax profit.

(d) Mineral and participation rights

Mineral and participation rights are shown at cost less recoupment and are written off when the directors consider that there is no possibility of establishing a viable venture.

(e) Exploration expenditure

Exploration expenditure is written off in full in the year in which it is incurred, unless the directors consider that there is a possibility of establishing a viable venture, in which case the expenditure is carried forward until this fact has been determined.

(f) Foreign currencies

Foreign assets and liabilities are converted at the approximate rates of exchange ruling at the end of the year.

(g) Financial instruments

The group's principal financial assets are bank balances, cash and receivables. Receivables are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts. Financial liabilities are classified according to the substance of the applicable contractual arrangements. Significant financial liabilities includes trade and other payables, which are stated at their nominal value.

COMPANY 2001 R000	COMPANY 2002 R000		GROUP 2002 R000	GROUP 2001 R000
		2. COST OF ADMINISTRATION		
		Includes the following items:		
22	17	Auditors' remuneration	21	26
		Directors' emoluments		
35	35	– fees for services as directors		
418	412	Managerial and technical fees	412	419
180	169	Interest paid to subsidiary company		
98	41	Interest paid on other borrowed monies	41	98
17	21	Fees paid to the JSE	21	17
200	–	Consultants' fees	–	200
		3. ABNORMAL ITEM		
21	–	Overprovision for costs in the aborted exercise undertaken by Western Areas Limited to merge the operations of a number of companies in the mining and exploration industry	–	21
		4. TAXATION		
1 051	1 148		1 148	1 075
1 049	1 148	South African normal taxation	1 148	1 073
2	–	Prior year underprovision	–	2
%	%	Reconciliation of rate of taxation	%	%
30,0	30,0	Current standard statutory rate	30,0	30,0
(0,1)	–	– abnormal item (exempt)/disallowed	0,1	(0,2)
29,9	30,0	Effective tax rate	30,1	29,8
		5. EARNINGS PER SHARE		
2 467	2 680	Net income for the year	2 664	2 529
(21)	–	Abnormal item	–	(21)
2 446	2 680	Headline earnings	2 664	2 508

The calculation of basic earnings per share is based on the net income for the period and the weighted average of 22 226 597 ordinary shares in issue during the year. Headline earnings per share is based on the net income for the period adjusted for abnormal item and the weighted average of 22 226 597 ordinary shares in issue during the year.

COMPANY 2001 R000	COMPANY 2002 R000		GROUP 2002 R000	GROUP 2001 R000
		6. MINERAL AND PARTICIPATION RIGHTS AND COST OF EXPLORATION		
		At cost less recoupments and amounts		
1 771	1 771	written off	7 943	7 943
		7. INVESTMENT IN SUBSIDIARIES		
		Shares – at cost less provision		
3 752	3 752	– Southern Holdings Limited		
		– Palmietfontein Mining Ventures		
1 446	1 446	(Proprietary) Limited		
5 198	5 198			
(1 246)	(1 230)	Due to Southern Holdings Limited		
3 952	3 968			
		(Loss)/profit of subsidiaries attributable		
62	(16)	to the company		
		8. LOAN		
		Loan to JCI Gold Limited – secured		
–	49 750	by pledge of listed investments	49 750	–
		9. CASH AND CASH EQUIVALENTS		
		Cash and cash equivalents included in the balance sheet comprised the following:		
4	19	Bank balances and cash	19	4
46 893	–	Cash on deposit with JCI Gold Limited	–	46 893
46 897	19		19	46 897
		10. SHAREHOLDERS' EQUITY		
		Authorised:		
		Share capital		
		29 700 000 ordinary shares of ten cents		
2 970	2 970	each	2 970	2 970
		3 000 000 cumulative redeemable		
30	30	preference shares of one cent each	30	30
3 000	3 000		3 000	3 000
		Issued:		
		22 226 597 ordinary shares of ten cents		
2 223	2 223	each	2 223	2 223

The unissued ordinary and preference shares are under the control of the directors until the forthcoming annual general meeting.

10. SHAREHOLDERS' EQUITY (continued)

	Share capital R'000	Share premium R'000	Capital redemption reserve R'000	Retained earnings R'000	Total shareholders' equity R'000
Group					
Balance at 1 April 2001	2 223	9 272	28	42 570	54 093
Retained earnings for the year				2 664	2 664
Balance at 31 March 2002	**2 223**	**9 272**	**28**	**45 234**	**56 757**
Company					
Balance at 1 April 2001	2 223	9 272	28	40 366	51 889
Retained earnings for the year				2 680	2 680
Balance at 31 March 2002	**2 223**	**9 272**	**28**	**43 046**	**54 569**

COMPANY 2001 R000	COMPANY 2002 R000		GROUP 2002 R000	GROUP 2001 R000
		11. RECONCILIATION OF INCOME BEFORE TAXATION FOR THE YEAR TO CASH APPLIED TO OPERATIONS		
3 518	3 828	Income before taxation	3 812	3 604
		Adjusted for:		
(4 802)	(4 788)	– interest received	(4 788)	(4 802)
(1 284)	(960)	Operating loss before working capital changes	(976)	(1 198)
(282)	111	Working capital changes	111	(304)
378	97	Decrease in accounts receivable	98	378
(660)	14	(Decrease)/increase in accounts payable	13	(682)
(1 566)	(849)	Cash applied to operations	(865)	(1 502)
		12. TAXATION		
(1 496)	(266)	Amounts due at beginning of year	(290)	(1 496)
(1 051)	(1 148)	Amounts charged per the income statements	(1 148)	(1 075)
266	363	Amounts due at end of year	387	290
(2 281)	(1 051)	Normal taxation paid	(1 051)	(2 281)

13. RELATED PARTY TRANSACTIONS

During the year the company concluded the following transactions with related parties.

- Interest received on loan to JCI Gold Limited amounted to R4 787 000.
- Interest paid on current account with JCI Gold Limited amounted to R41 000.
- Net loan advanced to JCI Gold Limited amounted to R49 750 000.

NOTICE TO MEMBERS

ANNUAL GENERAL MEETING

The fifty-seventh annual general meeting of members of the Free State Development and Investment Corporation Limited will be held in the Auditorium, Ground Floor, 28 Harrison Street, Johannesburg, on Wednesday, 21 August 2002, at 10h00, for the following purposes:

ORDINARY BUSINESS

1. **Ordinary Resolution No. 1**: to consider and adopt the audited annual financial statements for the year ended 31 March 2002.
2. **Ordinary Resolution No 2**: to elect directors in place of Messrs G W Poole and S Tainton who retire in accordance with the provisions of the company's Articles of Association but, being eligible have offerred themselves for re-election.

SPECIAL BUSINESS

In addition, members will be requested to consider, and if approved, to pass the following special and ordinary resolutions:

AUTHORITY TO ISSUE SHARES

3. **Ordinary resolution No. 3**

   RESOLVE: "That the authorised but unissued ordinary shares, of ten cents each, and the authorised but unissued redeemable preference shares, of one cent each, in the capital of the company, be and they are hereby placed under the control of the directors of the company and who are hereby authorised to allot and issue such number of shares as required upon such terms and conditions as they may determine, but subject to the provisions of Sections 221 and 222 of the Companies Act and to the Rules and Listings Requirements of the JSE Securities Exchange South Africa."

ISSUE OF SHARES FOR CASH

4. **Ordinary resolution No. 4**

   RESOLVE: "That subject to the passing of ordinary resolution No. 3, and in terms of the requirements of the JSE Securities Exchange South Africa, the directors are hereby authorised to issue reserve shares of ten cents each for cash, as and when suitable opportunities arise, subject to the following conditions:

   4.1 that, this authority shall not be extended beyond 15 (fifteen) months from the date of this annual general meeting,

   4.2 that, a paid press announcement giving full details, including the impact on the company's net asset value and its earnings per share, will be published at the time of issue representing, on a cumulative basis within one year, 5% or more of the number of shares in issue prior to the issue/s,

   4.3 that, issues in the aggregate in any one financial year will not exceed 10% of the number of shares of the company's issued share capital, provided further that such issues shall not, in aggregate during any three-year period, exceed 15% of the company's issued share capital, and

4.4 that, in determining the price at which an issue of shares will be made in terms of this authority, the maximum discount permitted will be 10% of the average closing price of the shares in question, adjusted for any dividend declared but not yet paid or for any capitalisation award made to shareholders, as determined over the 30 days prior to either the date of the paid press announcement or, where no announcement is required and none has been made, the date of the issue of the shares."

As more than 35% of the company's issued share capital is in the hands of the public, as defined by the JSE Securities Exchange South Africa, the approval of a 75% majority of the votes cast by shareholders present, or represented by proxy, at the meeting is required for this ordinary resolution to become effective.

VOTING AND PROXIES

A member entitled to attend and vote at the Annual General Meeting may appoint one or more proxies to attend, speak, and vote in his or her stead. A proxy need not be a member of the company. A form of proxy as well as a voting instruction form accompany this notice. Duly completed forms of proxy must be deposited at the office of the South African Registrars or at the office of the United Kingdom Registrar not less than 48 hours before the time appointed for the holding of the meeting.

Members who have already dematerialised their shares in the company may use the enclosed voting instruction form for the purpose of advising their CSDP or broker of their voting instructions. Members should contact their CSDP or broker with regard to the cut-off time for lodging of voting instruction forms. If, however, such members wish to attend the Annual General Meeting in person, then they will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP or broker.

By order of the board

P B Beale
Company secretary

Johannesburg
28 June 2002

VOTING INSTRUCTION FORM

FREE STATE DEVELOPMENT AND INVESTMENT CORPORATION LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1944/016931/06)
Share Code: FRE ISIN: ZAE000002739
("Freddev" or "the Company")

Only for use by members who have dematerialised their Freddev shares through STRATE.

For use in respect of the Annual General Meeting of the Company to be held at 10:00 on Wednesday, 21 August 2002 in the Auditorium, Ground Floor, 28 Harrison Street, Johannesburg.

Members who have already dematerialised their Freddev shares may use this form to advise their Central Securities Depository Participant ("CSDP") or broker of their voting instructions on the proposed resolutions in the spaces provided below. However, should such members wish to attend the Annual General Meeting in person, then they will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP or broker.

I/We ______________________ of ______________________

(Name in BLOCK LETTERS please)

being a member(s) of the Company who has/have dematerialised my/our shares in Freddev do hereby indicate in the spaces provided below to my/our CSDP/broker my/our voting instructions on the resolutions to be proposed at the Annual General Meeting of the Company to be held at 10:00 on Wednesday, 21 August 2002.

Voting instruction:

ORDINARY BUSINESS	FOR	AGAINST	ABSTAIN
1. **Ordinary resolution number 1** To adopt the audited annual financial statements for the year ended 31 March 2002			
2. **Ordinary resolution number 2** (a) To re-elect Mr G W Poole as a director of the Company			
(b) To re-elect Mr S Tainton as a director of the Company			
SPECIAL BUSINESS			
3. **Ordinary resolution number 3** To authorise the directors to allot and issue the unissued ordinary and preference shares			
4. **Ordinary resolution number 4** To authorise the directors to issue reserve ordinary and/or preference shares for cash			

Notes:

1. Please indicate in the appropriate spaces above the number of votes to be cast. Each share carries the right to one vote.
2. All the votes need not be exercised neither need all votes be cast in the same way, but the total of the votes cast and in respect of which abstention is directed may not exceed the total of the votes exercisable.
3. Any alteration or correction made to this voting instruction form must be signed in full by the signatory/ies.
4. When there are joint holders of shares, all joint holders must sign the voting instruction form.
5. Completed voting instruction forms should be forwarded to the CSDP or broker through whom the Freddev shares have been dematerialised. Members should contact their CSDP or broker with regard to the cut-off time for lodging of voting instruction forms.
6. This voting instruction form is only for use by members with dematerialised shareholdings via STRATE.

Signed at ______________________ on ______________________ 2002

Name in BLOCK LETTERS ______________ Signature ______________ Assisted by me ______________

Full name(s) of signatory/ies if signing in a representative capacity ______________________

(name in BLOCK LETTERS please)

FORM OF PROXY

FREE STATE DEVELOPMENT AND INVESTMENT CORPORATION LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1944/016931/06)
Share Code: FRE ISIN: ZAE000002739
("Freddev" or "the Company")

ONLY FOR USE BY REGISTERED MEMBERS

This form of proxy is not for use by members who have already dematerialised their Freddev shares. Such members must use the attached voting instruction form.

For completion by registered members of Freddev unable to attend the Annual General Meeting of the Company to be held at 10:00 on Wednesday, 21 August 2002 in the Auditorium, Ground Floor, 28 Harrison Street, Johannesburg, South Africa.

I/We ______________________ of ______________________

(Name in BLOCK LETTERS please)

Telephone: (work) ______________________ Telephone: (home) ______________________

(area code and number) *(area code and number)*

being a member of the Company and entitled to ______________________ votes

hereby appoint ______________________ of ______________________

or failing him/her ______________________ of ______________________

or failing him/her the Chairman of the Annual General Meeting as my/our proxy to attend and speak for me/us and on my/our behalf at the Annual General Meeting of the Company to be held in Johannesburg on Wednesday, 21 August 2002 at 10:00 and at any adjournment thereof and to vote or abstain from voting as indicated on the resolutions to be considered at the said meeting:

ORDINARY BUSINESS	FOR	AGAINST	ABSTAIN
1. **Ordinary resolution number 1** To adopt the audited annual financial statements for the year ended 31 March 2002			
2. **Ordinary resolution number 2** (a) To re-elect Mr C W Poole as a director of the Company			
(b) To re-elect Mr S Tainton as a director of the Company			
SPECIAL BUSINESS			
3. **Ordinary resolution number 3** To athorise the directors to allot and issue the unissued ordinary and preference shares			
4. **Ordinary resolution number 4** To authorise the directors to issue reserve ordinary and/or preference shares for cash			

Please indicate with an "X" in the spaces above how you wish your votes to be cast. If no indication is given the proxy will vote or abstain at his/her discretion.

Any member of the Company entitled to attend and vote at the Annual General Meeting may appoint a proxy or proxies to attend, speak and vote in his/her stead. A proxy need not be a member of the Company.

Every person present and entitled to vote at the Annual General Meeting shall, on a show of hands, have one vote only, but in the event of a poll, every share shall have one vote.

Please read the notes and instructions appearing on the reverse hereof.

Signed at ______________________ on ______________________ 2002

Name in BLOCK LETTERS ______________ Signature ______________ Assisted by me ______________

Full name(s) of signatory/ies if signing in a representative capacity (see note 6) ______________________

(name in BLOCK LETTERS please)

INSTRUCTIONS FOR SIGNING AND LODGING THIS FORM OF PROXY

1. A shareholder may insert the name of a proxy or the names of two alternative proxies of the shareholder's choice in the space(s) provided, with or without deleting the words "the Chairman of the Annual General Meeting", but any such deletion must be signed in full by the shareholder. The person whose name appears first on the form of proxy and has not been deleted and who is present at the Annual General Meeting will be entitled to act as proxy to the exclusion of those whose names follow. In the event that no names are indicated, the proxy shall be exercised by the Chairman of the Annual General Meeting.

2. A shareholder's instructions to the proxy must be indicated by the insertion of an "X" in the appropriate box provided. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the Annual General Meeting as he/she deems fit in respect of all the shareholder's votes exercisable thereat. Where the proxy is the Chairman, such failure shall be deemed to authorise the Chairman to vote in favour of the resolutions to be considered at the Annual General Meeting in respect of all the shareholder's votes exercisable thereat.

3. In order to be effective, completed forms of proxy must reach the Company's South African Registrars, Johannesburg, not less than 48 hours before the time appointed for the holding of the Annual General Meeting, or the office of the United Kingdom Registrar not less than 48 hours before the time appointed for the holding of the Annual General Meeting.

4. The completion and lodging of this form of proxy shall in no way preclude the shareholder from attending, speaking and voting in person at the Annual General Meeting to the exclusion of any proxy appointed in terms hereof.

5. Should this form of proxy not be completed and/or received in accordance with these notes and instructions, the Chairman may accept or reject it, provided that in respect of its acceptance the Chairman is satisfied as to the manner in which the shareholder wishes to vote.

6. Documentary evidence establishing the authority of a person signing this form of proxy in a representative or other legal capacity (such as a power of attorney or other written authority) must be attached to this form of proxy unless previously recorded by the Company's Registrars or waived by the Chairman of the Annual General Meeting.

7. The Chairman shall be entitled to decline to accept the authority of a person signing this form of proxy:

   (a) under a power of attorney, or

   (b) on behalf of a company,

   unless that person's power of attorney or authority is deposited at the office of the Company's South African Registrars or the United Kingdom Registrar not less than 48 hours before the Annual General Meeting.

8. Where shares are held jointly, all joint holders are required to sign this form of proxy.

9. A minor must be assisted by his/her parent or guardian unless the relevant documents establishing his/her legal capacity are produced or have been registered by the Company's South African Registrars or United Kingdom Registrar.

10. Any alteration or correction made to this form of proxy must be signed in full and not initialled by the signatory/ies.

11. On a show of hands, every shareholder present in person or represented by proxy shall have only one vote, irrespective of the number of shares he/she holds or represents.

12. On a poll, every shareholder present in person or represented by proxy shall have one vote for every share held by such shareholder.

13. A resolution put to vote shall be decided by a show of hands, unless before or on the declaration of the results of the show of hands, a poll shall be demanded by any person entitled to vote at the Annual General Meeting.

Office of the South African Registrars:
Computershare Investor Services Limited
8th Floor, 11 Diagonal Street
Johannesburg, 2001
(PO Box 1053, Johannesburg, 2000)
Telephone: 011 370 5000
Facsimile: 011 370 5271/2

Office of the United Kingdom Registrar:
Capita IRG Plc
Balfour House
390/398 High Road
Ilford
Essex IG1 INQ
England
Telephone: +020 8639 2000
Facsimile: +020 8478 2876